SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
-----------------------

SCHEDULE 13D*
(Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        Applied Molecular Evolution, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)
                                   03823E108
                                (CUSIP Number)

                              Peter K. Hilal, MD
                       c/o Hilal Capital Management LLC
                        60 East 42nd Street, Suite 1946
                              New York, NY  10165
                               (212) 953-1003
                         (Name, address and telephone
                        number of person authorized to
                      receive notices and communications)

                                July 27, 2000
            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

--------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



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CUSIP No. 03823E108               13D                 Page 2 of 10 Pages

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 03823E108               13D                 Page 3 of 10 Pages

------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Peter K. Hilal, M.D.
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO/WC
------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               2,500,867
SHARES          --------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                0
OWNED BY        --------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                2,500,867
REPORTING       --------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                0
------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                2,500,867
------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                10.7%
------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 03823E108               13D                 Page 4 of 10 Pages

Item 1.     Security and Issuer.

     This statement relates to shares of common stock, par value $0.001 (the "Common Stock") of Applied Molecular Evolution, Inc. (the "Company"). The Company's principal executive offices are located at 3520 Dunhill Street, San Diego, CA 92121.

Item 2.     Identity and Background.

     (a)    This statement is filed by:

        (i) Hilal Capital QP, LP ("HCQP"), a Delaware limited partnership, with respect to the shares of Common Stock owned by it; (ii) Hilal Capital, LP ("HCLP"), a Delaware limited partnership, with respect to the shares of Common Stock owned by it; (iii) Hilal Capital Associates LLC ("HCA"), a Delaware limited liability company, with respect to the shares of Common Stock owned by it; (iv) Hilal Capital International, Ltd. ("HCI"), a Cayman Islands company, with respect to the shares of Common Stock owned by it; and (v) Peter K. Hilal, MD ("Dr. Hilal"), with respect to the shares of Common Stock directly owned by HCQP, HCLP, HCI and HCA.

                   The general partner of HCQP, HCLP and managing member
              of HCA is Hilal Capital Partners, LLC ("HCP"), a Delaware limited liability company. Hilal Capital Management LLC ("HCM"), a Delaware limited liability company, serves as investment manager to HCI and to another discretionary account ("the Account"). Dr. Hilal serves as managing member of HCP and HCM.

                   Dr. Hilal is hereinafter sometimes referred to as the
              "Reporting Person". Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the business office of the Reporting Person is 60 East 42nd Street, Suite 1946, New York, New York 10165.

     (c) The principal business of each of HCQP, HCLP, HCI and HCA is that of a private investment firm engaging in the purchase and sale of securities for investment for its own account. The principal business of HCP is serving as general partner to HCQP, HCLP and the managing member of HCA.

             The principal business of HCM is that of an investment manager on behalf of HCI and the Account. The principal business of Dr. Hilal is as the Managing Member of HCP and HCM.

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CUSIP No. 03823E108               13D                 Page 5 of 10 Pages

     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) HCQP and HCLP are limited partnerships organized under the laws of the State of Delaware. HCP, HCM and HCA are limited liability companies organized under the laws of the State of Delaware. HCI is a Cayman Islands company. Dr. Hilal is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

     On July 27, 2000, in connection with the Company's initial public offering, HCQP, HCLP, HCI, HCA and the Account converted an aggregate of 2,222,222 shares of Series F Preferred Stock into 2,222,222 shares of Common Stock.

     On July 27, 2000, in the Company's initial public offering, HCQP, HCLP and HCI purchased 278,645 shares of Common Stock. The source of funds was working capital.

     On July 31, 2000, the Account contributed shares of Common Stock of the Company to HCI in an exchange for shares of HCI. The Common Stock of the Company had a market value of 26 3/8 per share as of July 31, 2000, the effective date of such contribution.

Item 4.     Purpose of the Transaction.

     Each of the persons herein acquired the shares of Common Stock for investment purposes, and they intend to evaluate the performance of such securities as an investment in the ordinary course of business. The persons herein pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the persons herein analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).

     Each of the persons herein will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those

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CUSIP No. 03823E108               13D                 Page 6 of 10 Pages

for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, the persons herein may acquire additional shares of Common or may determine to sell or otherwise dispose of all or some of its holdings of shares of Common Stock. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company, alternate investment opportunities, and general economic, financial market and industry conditions.

     None of the persons herein have plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of the instructions to Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     (a) The approximate aggregate percentage of Common Stock reported beneficially owned by each person herein is based upon the 23,364,736 shares of Common Stock outstanding at August 31, 2000, as reported in the Company's 10Q for the quarterly period ended June 30, 2000 and filed on September 8, 2000.

             As of the close of business on July 27, 2000:

             (i) Dr. Hilal does not directly own shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), Dr. Hilal may be deemed to own beneficially the 2,500,867 shares of Common Stock held by HCQP, HCLP, HCA, HCI and the Account constituting approximately 10.7% of the shares of Common Stock outstanding.

             (ii) In the aggregate, the persons herein beneficially own 2,500,867 shares of Common Stock, constituting 10.7% of the shares outstanding.

     (b) HCQP and HCLP have the power to dispose of and the power to vote the shares of Common Stock owned by them, which power may be exercised by their general partner, HCP. HCA has the power to dispose of and the power to vote the shares of Common Stock owned by it, which power may be exercised by its managing member, HCP. Dr. Hilal, HCP's managing member, has the power to dispose of and the power to vote the shares of Common Stock owned by HCQP, HCLP and HCP.
             HCI and the Account are parties to an investment management agreement with HCM pursuant to which HCM has investment authority with respect to securities held by HCI and the Account. Such authority includes the power to dispose of and the power to vote securities held. Such power may be exercised by HCM's managing member, Dr. Hilal. Dr. Hilal,

CUSIP No. 03823E108               13D                 Page 7 of 10 Pages

             as the managing member of HCM and HCP, has the power to dispose of and the power to vote the Common Stock held by each of the persons herein.

     (c) The transaction dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to July 27, 2000 until July 27, 2000 by HCQP, HCLP, HCA and HCM (on behalf of HCI and the Account), are set forth in Schedule
             A. Dr. Hilal has not directly bought or sold any shares of Common Stock from the 60th day prior to July 27, 2000 until the date of this filing.

     (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

     (e)     Not applicable.

Item 6.      Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 03823E108               13D                 Page 8 of 10 Pages

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  October 17, 2000
                                /s/Peter K. Hilal
                                Dr. Peter K. Hilal, as the managing
                                member of Hilal Capital Partners LLC, on
                                behalf of Hilal Capital, LP, Hilal
                                Capital QP, LP , and Hilal Capital
                                Associates LLC and as the managing
                                member of Hilal Capital Management LLC
                                on behalf of Hilal Capital
                                International, Ltd. and the Account

CUSIP No. 03823E108               13D                 Page 9 of 10 Pages

                               Schedule A

                          HILAL CAPITAL QP, LP
                          HILAL CAPITAL, LP
                          HILAL CAPITAL ASSOCIATES LLC
                          HILAL CAPITAL MANAGEMENT LLC



                       Number of                     Price Per Share
                       Shares of                 (including commissions,
Date of               Common Stock                        if any)
Transaction         Purchased/(Sold)

07/27/00                   278,645                    19.00
07/31/00                   444,445  (See note 1)




























-------------------
1 This transaction represents shares of the Company transferred from the Account to HCI in exchange for shares of HCI. The Common Stock of the Company had a market value of $26 3/8 per share as of July 31, 2000, the effective date of the transfer.

CUSIP No. 03823E108               13D                Page 10 of 10 Pages

                                 EXHIBIT 1

                       JOINT ACQUISITION STATEMENT
                        PURSUANT TO RULE 13D-1(k)


The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  [         , 2000]
         ---------

                                /s/
                                Dr. Peter K. Hilal, as the managing
                                member of Hilal Capital Partners LLC, on
                                behalf of Hilal Capital, LP, Hilal
                                Capital QP, LP and Hilal Capital
                                Associates LLC and as the managing
                                member of Hilal Capital Management LLC
                                on behalf of Hilal Capital
                                International, Ltd. and the Account

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